Tarter
Krinsky &
Drogin
ATTORNEYS AT LAW

May 28, 2009

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attention:  Patrick Kuhn

Re:	Sparking Events, Inc.
Item 4.01 Form 8-K
Filed April 24, 2009
File No.: 333-148005

Dear Mr. Kuhn:

Please be advised that this firm is counsel to Sparking Events, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated May 1, 2009 (the “Comment Letter”), and to illustrate the amendments made to the filing on Form 8-K/A filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

1.
Please explain why you have included Item 4.01 (Changes in Registrant’s Certifying Accountant) in your filing.  If you have had a change in your certifying accountant, please amend your filing to include all of the disclosures required by Item 304 of Regulation S-K.  If you have not had a change in your certifying accountant, please amend your filing to remove the Item 4.01 tag from your filing.

The Issuer has not changed its certifying accountant at this time.  Accordingly, Item 4.01 was removed in its entirety from Amendment No. 2 to the Form 8-K.

Please do not hesitate to contact the undersigned should you have any questions regarding this or any other matter.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP